UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     May 2007                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

430 - 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6

(Address of principal executive offices)

1.

News Release dated May 18, 2007

2.

News Release dated June 12, 2007

3.

News Release dated June 19, 2007

4.

News Release dated July 18, 2007

5.

News Release dated July 18, 2007 (2)

6.

News Release dated July 24, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated:  August 7, 2007

Signed: /s/  Joseph H. Frantz Jr.

Joseph H. Frantz Jr.

President & CEO

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON May 18, 2007

UNBRIDLED ENERGY CLOSES $1.45 MILLION PRIVATE PLACEMENT

CALGARY-PITTSBURGH · May 18, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) is pleased to announce that, further to its news release dated April 30, 2007, it has closed the final tranche of its private placement financing first announced on April 12, 2007. The final tranche consisted of a total of 2,735,000 Units at a price of $0.50 per Unit for gross proceeds of CDN$1,367,500 and 150,000 flow-through common shares at a price of $0.55 per flow-through share for gross proceeds of CDN$82,500 (collectively, the “Offering”). Each Unit comprises one common share and one common share purchase warrant (a “Warrant”). Each Warrant will be exercisable for a period of 2 years from the closing date to acquire one additional common share at a price of $0.85 per share, provided that, if, during the term of the Warrants, the shares of the Company close at a price at or above $1.85 per share for more than 20 consecutive trading days, then, the Company, at its option, will be entitled to accelerate the expiry of the Warrants such that they will terminate 30 calendar days after the Company exercises its option to accelerate.

The TSX Venture Exchange has conditionally approved the subject closing of the private placement subject to the filing of final documents.

In connection with the Offering, the Company paid finder’s fees of 7% of the amount of the Offering payable in cash to persons who introduced subscribers to the Offering that totaled $99,750. As part of the finder’s fee, the Company also issued warrants to acquire up to 171,150 common shares of the Company to the finders (the “Finder’s Warrants”). Each Finder’s Warrant will be exercisable for a period of 2 years from the closing date to acquire one common share of the Company at a price of $0.55 per share. The Company will be entitled to accelerate the expiry date of the Finder’s Warrants on the same terms as are applicable to the Warrants. The Offering, including the finder’s fee arrangements, is subject to acceptance for filing by the TSX Venture Exchange. The common shares, the flow-through shares and any shares issuable upon the exercise of the Warrants and the Finder’s Warrants are subject to a four month hold period expiring on September 18, 2007.

The securities issued under the Offering have not been registered under the United States Securities Act of 1933 or any state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933, and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the common shares or warrants of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company plans to use the net proceeds of the Offering, coupled with the proceeds of the first tranche of the private placement that closed on April 30, 2007, to further its exploration and development programs on the Chambers and Tsuu T’ina natural gas projects in Alberta as well as the evaluation of large scale shale gas resource plays in the Western Canadian Sedimentary Basin. Funds will also be used for natural gas production and land acquisitions in the Appalachian Basin and for general corporate purposes. The net proceeds from the sale of flow-through common shares will be used to incur exploration and development expenses which qualify as CEE under the Income Tax Act (Canada).

About Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a low risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact the Company’s Investor Relations Consultant at 1-800-940-6781.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements with respect to the Company’s plans for the use of proceeds include: the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON JUNE 12, 2007

UNBRIDLED ENERGY ISSUES OPERATIONAL UPDATE

CALGARY-PITTSBURGH · June 12, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) is pleased to issue an operational update on four properties.

CHAUTAUQUA LAKE PROPERTIES, CHAUTAUQUA COUNTY, NEW YORK

On April 2, 2007, Unbridled Energy purchased a 50% working interest (“WI”) in 13,280 gross acres, in the State of New York. This property, with modest production, was primarily acquired to develop undeveloped unconventional natural gas reserves in tight gas sand and shale reservoirs. Reserve estimates established by Schlumberger Data & Consulting Services (“Schlumberger”), an independent qualified reserve estimator, are in excess of 31 billion cubic feet (“bcf”) net to the Company of P3 (proven probable possible) reserves. It is Unbridled’s intention, as operator, to apply the latest proven technology to develop this reserve base.

Management is now conducting field-wide geologic, reservoir, completion, and stimulation studies to be completed by the end of July 2007. These studies will establish the most effective technology for the ongoing development of these reserves. Specifically, as operator, it is Unbridled’s intention to:

1)

identify re-completion potential in the existing producing reservoirs,

2)

identify behind pipe reserves,

3)

establish infill locations, and

4)

high grade proven, undeveloped locations for the fourth quarter (“Q4”) drilling program.

For immediate production enhancement, management has conducted engineering and planning for the work-over of 11 producing wells. Work-over on four wells has now been completed, with work-overs on the remaining seven to be conducted in the next six weeks.

CHAMBERS AREA, ALBERTA

The Company holds an average of 35% working interest in 10,240 acres (16 sections), with an option on an additional 3,840 acres (six sections) in the Chambers area of Alberta, northwest of Calgary.

Over the spring breakup period, Unbridled has taken over as operator of the Chambers play. During the next three months, operations in this area will include tying in two wells, the 3-17-41-11 W5M (“3-17”) and the 16-18-41-11 W5M (“16-18”), for natural gas production and the drilling of the Unbridled et al 16-21-41-11 W5M (“16-21”).

Tie-in Operations

Unbridled will commence operations to tie in two existing gas wells, the 3-17, having tested at over 3 mmcfe/d* (million cubic feet equivalent per day), and the 6-18 with anticipated rates in excess of 450,000 cfe/d*.

The production of the 6-18 is based on test results conducted previously with initial production of approximately 500,000 cfe/d. Unbridled, and partners, plan to lay a four inch line slightly in excess of one mile to connect the 6-18 to the 3-17. The Company then plans to construct a six inch line from the 3-17 connecting to the EnCana 3-9-41-11 W5M. Jointly, Unbridled et al will lay an approximate half mile six inch line to the nearby compressor station. The pipeline construction and production from both wells are scheduled to be completed by August 2007.

Drilling Operations

The 16-21 well, scheduled to spud July 2007, has been high graded by the use of 3D seismic and the 3-17 well results. This potential new pool well is licensed to the top of the Shunda formation and is expected to encounter multiple gas bearing formations to an approximate depth of 3,300 metres. Unbridled, and its partners, have identified an additional eight drilling locations on these lands.

OHIO RIVER PLAY, OHIO

The Company has purchased 100% WI in 15,427 acres for a reasonable cost in Jackson County, Ohio through an arm’s-length transaction with a third party. The Company has committed to purchase approximately 7,500 additional acres in Jackson County, Ohio, and has the right of first refusal to continue purchasing additional acreage in an Area of Mutual Interest AMI. The Devonian group of shale reservoirs and the Clinton tight gas sand are available to exploit natural gas. Schlumberger estimated a discovered resource of over 300 bcf on the initial purchased acreage. A geologic study is almost complete to help high grade drilling locations. The Company anticipates drilling several test wells by year-end. The primary shale target for the new wells will be shallow at less than 1500 feet, so drilling and completion costs should be reasonable. Both vertical and horizontal wells are expected to be tested.

TRI-STATE PLAY, APPALACHIAN BASIN, NY

The Company has also completed a strategic study, through Schlumberger, on a portion of the Appalachian Basin for the purpose of identifying producing properties to either purchase or joint venture. These properties contain shale and tight gas sand opportunities where horizontal wells and multiple stimulation treatments can be applied. The Company is approaching various operators with the intention of commencing a drilling program by Q4.

President & CEO, Joe Frantz said, “Our playbook in Appalachia continues to grow, as do our opportunities in Canada. We are putting plans in place to begin exploiting the reserves in New York in Q3, to test shales and tight gas sands in our new Ohio acreage in Q4, and to complete a joint venture or purchase a producing property in our Tri-State play by Q3, with drilling to commence in Q4. We believe significant, additional wells can be drilled over all of our acreage. We plan to apply newer technology in future well completions, given most of the wells were drilled and stimulated over 20 years ago using older technology. In Canada, our opportunities continue to grow. We are now in control of tying in our existing two wells and drilling on our third well in the Chambers area, scheduled for this summer. These are all critical steps in achieving our projected production and revenue.”

US 20-F Registration

Effective March 14, 2007, the Company was a reporting issuer in the United States but subject to clearing final comments from the Securities Exchange Commission (“SEC”). Unbridled has now cleared all SEC staff comments. The Company’s filings with the US SEC are publicly available on EDGAR at www.sec.gov.

About Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying production enhancement strategies on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

“Joseph H. Frantz Jr.”

Joseph H. Frantz Jr.

President & CEO

For more information, please contact the Company’s Investor Relations Consultant at 1-800-940-6781

*Readers are cautioned that the use of the equivalency measures mmcfe/d (million cubic feet equivalent per day) and cfe/d (cubic feet equivalent per day) may be misleading, particularly if used in isolation. The Company has applied an mmcfe conversion ratio of 1,000 bbl : 6 mmcf, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward Looking Statement

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, including statements relating to the Company’s exploration and development plans for its Chautauqua Lake Properties, its tie-in and exploration plans for its Alberta properties, and expected results from a workover program to improve production rates from existing wells. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON JUNE 19, 2007

UNBRIDLED ENERGY ANNOUNCES APPOINTMENT OF

NEW BOARD MEMBER AND CHIEF FINANCIAL OFFICER

CALGARY-PITTSBURGH · June 19, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) is pleased to announce the appointment of Mr. Robert Penner to the Company’s Board of Directors, replacing Mr. William Schmidt. The Board extends their appreciation to Mr. Schmidt for his valued contribution to the Company during its early stages of development.

Mr. Robert Penner, CA, a recently retired senior tax partner with KPMG, has more than 35 years of public practice providing advisory services on taxation and related matters. His experience has been focused on the private and public natural resource and related sectors within Canada and abroad and also includes serving as a principal external tax advisor for the construction and airline industry, He also advised on structuring and financing projects to enable governments to develop major public sector infrastructure projects. Mr. Penner is actively involved in community service and currently serves on the Board of Directors of several natural resource and finance corporations.

The Company is also pleased to announce that, effective June 11, 2007, Mr. J. Michael Scureman has joined the management team as Chief Financial Officer. Mr. Scureman’s experience includes 13 years in the natural resource industry. Most recently, he served as the Chief Financial Officer and Treasurer for the Allegheny County Airport Authority of Pittsburgh, Pennsylvania which is responsible for the operation and management of Pittsburgh International Airport and Allegheny County Airport. In this position, he had direct management responsibility for finance, human resources, purchasing, information technology, risk and cash management, and business administration. This included establishing policies and standards for development, maintenance, operations and evaluation of the Authority’s treasury management including over $600 million in bond debt, investment analysis and evaluation, risk management and internal audit activities, providing leadership, coordination, oversight and strategic direction in the administrative, business planning, finance, accounting and budgeting efforts of the Authority.

From 1993 to 2001, Mr. Scureman served Degussa Metals Catalysts Cerdec Corporation (Dmc2) in Washington, Pennsylvania, advancing to Vice President, Site Manager from Controller, Treasurer and Vice President of Finance & Materials Management.

Mr. Scureman worked with Continental Reserves, Inc. from 1980 to 1993, advancing from Controller to Vice President Finance to President & Chief Financial Officer where, in addition to being responsible for all financial matters, he focused on supervising field operations of over 250 wells in West Virginia, including establishing annual budgets and monitoring plans to actual on a monthly basis.

Mr. Scureman is a Certified Public Accountant in the State of Pennsylvania and has a BS Accounting from the Pennsylvania State University.

About Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Joseph H. Frantz Jr.

President & CEO

For more information, please contact the Company’s Investor Relations Consultant at 1-800-940-6781.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements with respect to the Company’s plans for the use of proceeds include: the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON JULY 18, 2007

UNBRIDLED ENERGY PROVIDES OPERATIONAL UPDATE FOR
CHAUTAUQUA LAKE PROPERTIES IN NEW YORK, USA

CALGARY-PITTSBURGH · July 18, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) is pleased to provide the following operational update on its Chautauqua Lake property in New York, USA. Management anticipates issuing a further comprehensive update on its Canadian and US operations on or before July 31, 2007.

CHAUTAUQUA LAKE PROPERTIES, CHAUTAUQUA COUNTY, NEW YORK

On April 2, 2007, Unbridled Energy purchased a 50% working interest in 13,280 gross acres, in the State of New York. This property, with modest production, was primarily acquired to develop proven and probable undeveloped unconventional natural gas reserves in tight gas sand and shale reservoirs.

During the first month of management by Unbridled, the property produced an incremental 25% in gas volume. The Company has now also completed 9 of the 11 initial well workovers discussed in previous releases and will provide a production update after all the wells are in line for a few months. The remaining two workovers will begin in late July.

Reserve estimates established by Schlumberger Data & Consulting Services (“Schlumberger”), an independent qualified reserve estimator, are in excess of 31 billion cubic feet net to the Company of P3 (proven probable possible) reserves. It is Unbridled’s intention, as operator, to apply the latest proven technology to develop this reserve base.

Management is on track to complete a field-wide geologic, reservoir, completion, and stimulation study during the first week of August 2007. These studies will establish the most effective technology for the ongoing development of these reserves and the best location for the first group of new wells. The Company has started the process to secure a drilling rig to commence drilling 8-12 new wells in Q4.

Specifically, as operator, it is Unbridled’s intention to:

1.

identify re-completion potential in the existing producing reservoirs,

2.

identify behind pipe reserves,

3.

establish infill locations, and

4.

high grade proven, undeveloped locations for the fourth quarter (“Q4”) drilling program.

On other developments to improve long-term production from the property, additional gas sales outlets have been identified and will be utilized to provide alternative production outlets. In past years, some or all of the gas production from the property was shut-in for many weeks annually during repairs to the sales pipeline system and compressors owned by a third party gathering company. To resolve this issue, the Company is securing other sales outlets as a means to address shut-down periods which, in turn, could improve yearly production by up to 10%.

Further, the Company is in negotiations to acquire additional interests in the Chautauqua Lake area. If completed, this acquisition will include working interest in 24 wells, undeveloped acreage, and 2D seismic data that will be used to evaluate deeper formations of interest.

President & CEO, Joe Frantz said, “The Chautauqua Lake area provides us a good foundation to grow reserves during the next few years in New York. There are many reservoirs to exploit with good upside potential. The location to market is excellent, as is the preferentially higher basis differential we obtain on gas prices. It is a vital area in our strategy to exploit various shale and tight gas reservoirs across the Appalachian Basin.”

The Company also announces that it has engaged Mark Mastiliak of Victoria, British Columbia, to provide investor relations services. Under the supervision of Company management, Mastiliak will initiate and maintain contact with the financial community, shareholders and investors, and will assist the Company’s management in strategizing, formulating and implementing its communications programs. Mastiliak has been engaged under a services agreement having an initial term of one year. He will be paid cash consulting fees of C$5,000 per month, and will be reimbursed for expenses that have been pre-approved by the Company. In addition, in accordance with the subject services agreement, the Company has granted to Mastiliak an option to acquire up to 50,000 Common shares of the Company for a period of three years ending on July 17, 2010 at an exercise price of $0.75 per share. This option will vest as to one quarter of the total grant every three months, with the first 12,500 options vesting on October 17, 2007. This agreement with Mastiliak replaces the Company’s investor relations services agreement with Highlands Capital, Inc. which has ended.

About Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact the Company’s Investor Relations Consultant at 1-800-940-6781.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements with respect to the Company’s plans for the use of proceeds include: the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON JULY 18, 2007

UNBRIDLED ENERGY ISSUES STOCK OPTIONS

CALGARY-PITTSBURGH · July 18, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) announces it has granted incentive stock options to a consultant, certain employees, directors and senior officers to purchase up to 715,000 shares at $0.75 per share, exercisable up to July 17, 2012.

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Joseph H. Frantz Jr.

President & CEO

For information on the Company, please contact the Company’s Investor Relations at 1-800-940-6781.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON JULY 24, 2007

UNBRIDLED ENERGY PROVIDES OPERATIONAL
UPDATE ON CANADIAN OPERATIONS

CALGARY-PITTSBURGH · July 24, 2007 · Unbridled Energy Corporation (TSX.V: UNE/ Frankfurt: 04U/OTC: UNEFF.PK) (the “Company”) is pleased to provide the following operational update on their Canadian operations.

NEW SHALE PLAYS

The Company is finalizing its land strategy on three internally-generated shale gas plays in Western Canada. Negotiations with third parties relative to the acquisition of existing wells and associated lands in conjunction with closing farmin opportunities should position the Company well to move on these resource plays by Q4 of 2007 and Q1 of 2008.

CHAMBERS AREA, ALBERTA

The Company holds an average 35% working interest in 10,240 acres (16 sections), with an option on an additional 3,840 acres (six sections) in the Chambers area of Alberta, northwest of Calgary. Over the spring breakup period, Unbridled has taken over as operator of the Chambers play. In this area the Company plans to tie in two wells in Q3, the 3-17-41-11 W5M (“3-17”) and the 6-18-41-11 W5M (“6-18”), for natural gas production, and to spud the Unbridled et al 16-21-41-11 W5M (“16-21”) well. Above-seasonal rainfall has delayed access to the wells during the past few months, however, construction is now underway to build the road to the 16-21 and lay a pipeline to the 3-17 and the 6-18 wells.

When the Company drills the 16-21 well, it will earn 3 of the 6 option sections increasing its acreage position to 12,160 acres in this play. A four mile road is under construction currently to provide access to the 16-21 location. This road is 50% completed and will also be used to access the final future well to secure the additional three option sections. A drilling rig has been secured and the 16-21 well should be spudded in August. Based on success with the 3-17 well, other well control and 3-D seismic coverage, management expects this well to encounter numerous gas-bearing targets, including tight gas sands and a shale target of interest. One of the most prolific targets is the Elkton formation at approximately 10,000 feet, however, a new shale interval also holds significant interest to the Company due to internally generated gas in place estimates. Aside from the prospectivety of the shale interval, wells in the Ferrier area have produced over 20 Bscf (billion standard cubic feet) per well from a combination of reservoirs.

Tie-in Operations

Unbridled has commenced operations to tie in two existing gas wells, the 3-17, having tested at over 3 mmcfe/d (million cubic feet equivalent per day), and the 6-18 with anticipated rates in excess of 450,000 cfe/d. Crews will soon start laying the pipeline into the 3-17 well and the pipeline to the 6-18 is anticipated to follow within 2 months. The pipeline construction and production from the 3-17 well is scheduled to be completed in Q3.

President & CEO, Joe Frantz said, “It is particularly motivating to be evaluating three new, large scale shale gas reservoirs and farm-in opportunities in Canada. The industry continues to be increasingly focused on these plays. At Chambers, we are pleased with the progress we are making on our field work, despite the delays due to rainy weather. Crews are now building a road to our new 16-21 well location which will also be used to access a future earning well to increase our overall acreage position to 14,080 ac. Crews will soon start laying the pipeline into the 3-17 well and the pipeline to the 6-18 will follow within two months“.

About Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact the Company’s Investor Relations Consultant, Mark Mastilliak, at 1-800-940-6781.

*Readers are cautioned that the use of the equivalency measures mmcfe/d (million cubic feet equivalent per day) and cfe/d (cubic feet equivalent per day) may be misleading, particularly if used in isolation. The Company has applied an mmcfe conversion ratio of 1,000 bbl : 6 mmcf, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Forward-looking statements in this news release include statements relating to future gas property acquisitions, the tie in and spudding of wells, and pipeline and road construction plans. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements with respect to the Company’s plans for the use of proceeds include: the volatility of natural gas prices, company operations being adversely affected by weather conditions, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.